INVEST IN **LIZ ALIG**

High Quality, Fair Trade Apparel





lizalig.com Nashville TN

Highlights

1. Impact: Clothing produced in small fair trade workshops and designed with sustainable textiles
2. Quickly Growing: 270% growth rate year-over year since 2020.
3. High Profit Margin: Direct-to-consumer sales with 60% margin
4. Positive Customer Reviews: Hundreds of 5 star reviews. 90% of our reviews are 5 stars.
5. Scalable: Partnerships with producers with sourcing and quality control systems established
6. Before transitioning to direct-to-consumer in 2020, sold in over 250 boutiques like Modcloth.
7. Time Tested: Founded in 2009. 14 years of experience with time tested product catalog.
8. Get free clothing when you invest up to the value of your investment!

Our Founder



Elizabeth Roney



Owner

15 years experience establishing and managing apparel production in fair trade workshops in 12 countries.

Investing in quickly growing sustainable brand. Invest $500 get 10% interest + 3 free garments at $500 value!



ABOUT US

AT LIZ ALIG WE MAKE SUSTAINABLE AND FAIR-TRADE WOMEN'S APPAREL. OUR GOAL IS TO MAKE HIGH-QUALITY, ON TREND AND COMFORTABLE CLOTHING WHILE USING THE PRODUCTION PROCESS TO GIVE ECONOMIC OPPORTUNITIES TO WOMEN IN DEVELOPING COUNTRIES

SUMMARY

Make a high return by investing in fast growing sustainable brand.

Invest in a fast-growing sustainable brand while earning a quick 10–12% on your investment over 3 years. Liz Alig has a 14-year proven track record of producing clothing directly with small fair trade workshops in over 7 countries. Over the past 3 years we have grown at a rate of 200% year-over-year, refined our product catalog and production and transitioned to a direct-to-consumer ecommerce brand with 60% margins and are positioned to scale quickly in the 7.6-billion-dollar ethical fashion industry.*

*https://www.globenewswire.com





PROBLEM

MARKET GAP

Sustainable apparel is often boring and boxy or bright and out of date or greenwashed and not actually produced ethically

COSTS

Ethical apparel is expensive and out of reach for the majority of consumers

CUSTOMER NEEDS

Women want clothing that is easy to style and throw on everyday, but is high quality lasts a long time while being produced ethically

GREENWASHING

Most large companies that are making sustainable apparel is not made in fair trade workshops or sourcing the fabrics sustainably. There is one portion of the production process that is ethical, but not the entire supply chain

MARKET

The ethical clothing market has grown 6.5% since 2017, it was a $7,548 billion market in 2022*

*https://www.globenewswire.com



SOLUTION

CLOSE THE GAP

Our clothing is on trend and made sustainably

COST SAVINGS

We sell direct-to-consumer, so we can keep the costs of high-quality textiles low

TARGET AUDIENCE

Millennial and Gen Z Women: 27-58 yrs old
Top cities: 1. Brooklyn 2. Los Angeles 3. Chicago 4. Seattle 5. New York

EASY STYLES

We design clothing that comfortable and easy to mix-and-match while on trend

PRODUCT OVERVIEW



UNIQUE

Sustainable apparel that is both on trend and affordable



HIGH GROWTH

270% growth rate for the last 3 years with sales funnels established



TESTED

14 years of time-tested designs with production and sourcing established for scalable products



AUTHENTIC

Decade long partnerships formed with production facilities in 7 countries



PRODUCT BENEFITS

On trend sustainable apparel

High quality textiles with time tested designs

Direct-to-consumer allows lower prices



COMPANY OVERVIEW



BUSINESS MODEL

DESIGN

Our designs are inspired by the textiles and techniques that are culturally rich where we produce. Then we translate these into more simplified designs for our target market in North America. Our goal is to design clothing that is comfortable and easy to mix-and-match while being unique.

FAIR TRADE AND SUSTAINABLE

We believe clothing production can be an opportunity for those making it. We partner with small fair trade workshops and source textiles from producers locally.

DIRECT-TO-CONSUMER

We sell our clothing directly to consumers, so we can keep prices affordable while using the highest quality fabrics and production.

MARKET OVERVIEW



$7.5T
The ethical fashion industry is a $7.5 trillion industry in 2022. It is expected to be 11 trillion by 2027*

6.5%
6.5% expected growth year over year of the ethical fashion industry*

*https://www.globenewswire.com

$100M
Few competitors make price accessible or offer fashion forward sustainable apparel. Average competitor's yearly revenue is 100 million**

**https://incfact.com/company/everlane-sanfrancisco-ca/



OUR COMPETITION

LIZ ALIG

Our clothing is priced below the average sustainable clothing company

Design is on trend, but comfortable and easy to wear daily, compared to the boring or ethnic styles on the market today

Price for high-quality, fair trade garments is the main competitive advantage

COMPETITORS

Christy Dawn
Product is expensive

Everlane and Reformation
Product is affordable, but not made in fair trade workshops – greenwashed

Eileen Fisher
Clothing is boring, but sustainable

COMPETITIVE LAYOUT



ON-TREND

LIZ ALIG

A

EXPENSIVE — AFFORDABLE

B

D

E

C

UGLY

5 STAR REVIEWS

"WOW! I'm really impressed with the quality and fit of these overalls. Thank you for creating a stylish, yet comfortable piece that can be dressed up or down." – Laura

"I love these overalls, the fit was perfect (followed my normal sizing). Fabric and construction are incredible. Excited to have these for a lifetime." Lacey

"So comfy and cute! This was my first purchase and certainly won't be my last. Fabric is beautiful and soft and both pieces are very well made (I'm a sewing snob and stitching is absolutely gorgeous!!) I receive a ton of compliments every time I wear these pieces!" Andrea

"So comfy, and chic, will definitely be buying more colors and styles! New fan for life!" – Kaitlin

Obsessed – This just arrived this week and already I can tell it's going to be one of my favorite items in my closet. The color is gorgeous, and the fit is both flattering and comfortable at the same time. The quality of the material is also top notch and it looked great after an entire day wearing it!" Lindsey



USE OF FUNDS



WHAT WILL YOUR FUNDS DO?

Your funds will **allow Liz Alig to scale** and create opportunities of **empowerment for women in developing countries**. We will do this by having more best-selling **inventory** in stock and increasing our **social media** engagement/ad spend. Our goal in the next 2 years is to **open a brick-and-mortar store.**

GROWTH STRATEGY
How we'll scale in the future



OCT 2023	**Increase social media** and google ads spend and make key hires to increase social media engagement
JAN 2024	**Increase our inventory spend of best sellers,** so we are able to generate revenue early in the year
MAY 2024	**Open our first brick-and-mortar store** in Nashville, TN so we can connect with our customers in person and more easily manage



person and more easily manage inventory

forward looking projections can not be guaranteed

TRACTION
Forecasting for success

Metrics

	UNITS SOLD	RETURNING CUSTOMER RATE	ONLINE STORE SESSIONS
Jan-July 2022	2,190	19%	187K
Aug-Dec 2022	2,260	25%	185K
Jan-July 2023	3,460	24%	316K

Revenue by year



Forward looking projections can not be guaranteed.

USE OF FUNDS

IF $50K RAISED



Wefunder fees 7.5%
Social Media Coordinator 12%
Workshop Equipment 6.5%
Inventory Production 42%
Marketing 32%

- Wefunder fees
- Social Media Coordinator
- Workshop Equipment
- Inventory Production
- Marketing

IF $120K RAISED



Wefunder fees 7.5%
Social Media Coordinator 5%
Workshop Equipment 5.5%
Inventory Production 34%
Store 28%
Marketing 20%

- Wefunder fees
- Social Media Coordinator
- Workshop Equipment
- Inventory Production
- Store
- Marketing

INVESTMENT BONUSES

$100	$500	$1,000	$10,000
1 free item up to $150 value + $110 back after 3 years	3 free items up to $500 value + $550 back after 3 years	5 free items up to $1,000 value + $1,100 back in 3 years	Tour one of our production facilities (airfare not included) + $11,000 back in 3 years

SUMMARY

INVEST IN LIZ ALIG AND BECOME APART OF GIVING FINANCIAL OPPORTUNITIES TO WOMEN IN DEVELOPING COUNTRIES WHILE OFFERING AFFORDABLE AND FASHION FORWARD SUSTAINABLE APPAREL.

